SO 3/11/04 XX

SECURITI 04004853 IISSION

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5

SEC FILE NUMBER
8-053231

PART III
FACING PAGE

PROCESSING SECTION FEB 27 2004

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Abbey National Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Atlantic Street
(No. and Street)

Stamford	Connecticut	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Matthew Hardy — (203) 355-7965
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

AFFIRMATION

I, Michael Welcome, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Abbey National Securities Inc. for the year ended December 31, 2003, are true and correct. I further affirm that neither Abbey National Securities Inc. nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/23/04
Date

Michael Welcome
President
Title

Notary Public

LORRAINE M. PAPE
Notary Public
My Commission Expires 1-31-2005

ABBEY NATIONAL SECURITIES INC.
(SEC I.D. No. 8-053231)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Abbey National Securities Inc.

We have audited the accompanying statement of financial condition of Abbey National Securities Inc. (an indirect wholly-owned subsidiary of Abbey National plc) (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Abbey National Securities Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2004

ABBEY NATIONAL SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003
(Amounts in thousands, except share data)

ASSETS

Cash	$	2,506
Deposits with clearing organizations and others		5,050
Financial instruments owned, at fair value (approximately $1,485,740 was pledged)		1,615,041
Securities borrowed		11,735,250
Securities received as collateral		3,508,453
Securities purchased under agreements to resell		465,920
Total assets	$	17,332,220

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Securities loaned	$	5,362,272
Obligation to return securities received as collateral		3,508,453
Securities sold under agreements to repurchase		75,697
Payables to affiliates		6,637
Affiliate borrowings		8,248,190
		17,201,249
SUBORDINATED BORROWING		90,000
STOCKHOLDER'S EQUITY:		
Common stock ($10 par value, 45,300 shares authorized, issued and outstanding)	$	453
Additional paid-in capital		44,847
Accumulated deficit		(4,329)
Total stockholder's equity		40,971
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	17,332,220

See notes to statement of financial condition.

ABBEY NATIONAL SECURITIES INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003
(Amounts in thousands, except for share data or where stated otherwise)

1. DESCRIPTION OF BUSINESS

The Company - Abbey National Securities Inc. (the "Company") is an indirect wholly-owned subsidiary of Abbey National plc. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is primarily engaged in securities borrowing and lending activities, principal transactions for its own account, and securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements"). The Company's transactions in financial instruments are primarily self cleared, using the facilities of the Depository Trust & Clearing Corporation. Further, the Company is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Instruments Used for Trading - Financial instruments, primarily commercial paper, are recorded at fair value. The fair values of financial instruments are generally based on observable market prices. If observable market prices are not available or if liquidating the Company's positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations and price quotations for similar instruments traded in different markets. Purchases and sales are recorded in the accounts on trade date. In the normal course of business, the Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financing transactions.

Securities Financing Transactions - Reverse repurchase agreements and repurchase agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements, including accrued interest. Such carrying amounts approximate fair value. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the market value of collateral daily with additional collateral obtained, or excess collateral returned, as necessary, to ensure such transactions are adequately collateralized.

Securities borrowed and securities loaned are also treated as collateralized financing transactions and are carried at the amounts of cash collateral advanced and received, including accrued interest, in connection with the transactions. Such carrying amounts approximate fair value. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained, or excess collateral returned, as necessary to ensure such transactions are adequately collateralized.

At December 31, 2003, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a fair value of approximately $16.2 billion. This collateral was generally obtained under reverse repurchase and securities borrowed transactions. Of these securities received as collateral, securities with a fair value of approximately $15.5 billion were delivered or

repledged, generally as collateral under repurchase or securities lending agreements as well as secured affiliate borrowings.

In connection with non-cash loan versus pledge securities transactions, the Company recorded collateral received and a related obligation to return this collateral of approximately $3.5 billion at December 31, 2003.

The Company's securities transactions are primarily self-cleared. Substantially all of the Company's cash and securities positions are deposited with banks.

Income Taxes - Income taxes are provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Use of Estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions regarding matters that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates.

New Accounting Pronouncements - In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46, *"Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51"* which clarifies the application of Accounting Research Bulletin No. 51, *"Consolidated Financial Statements,"* to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties ("variable interest entities"). Variable interest entities ("VIEs") are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among parties involved. Under FIN 46, the primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also requires new disclosures about VIEs.

In October 2003, the FASB deferred the effective date of FIN 46 for arrangements with VIEs existing prior to February 1, 2003 to fiscal periods ending after December 15, 2003. In December 2003, the FASB issued a revision of FIN 46 ("FIN 46R") to address certain technical corrections and implementation issues that have arisen. The Company adopted the provisions of FIN 46 and FIN 46R which did not have any impact on the Company's financial statements.

3. FINANCIAL INSTRUMENTS OWNED

The fair value of financial instruments owned is comprised of the following at December 31, 2003:

Commercial Paper	$ 1,615,036
Futures contracts	5
	$ 1,615,041

Commercial Paper of $1,485,740 has been pledged to an affiliate under a secured borrowing facility as described in Note 5.

4. INCOME TAXES

The Company files its own Federal and state income tax returns. As of December 31, 2003, the Company had deferred tax assets of approximately $1,500, comprised of Federal net operating loss carryforwards and organizational costs that were expensed for financial reporting purposes but are being amortized for five years for income tax reporting purposes. The net operating loss carryforwards will expire in the years 2021 through 2023. Due to the uncertainty of the Company's ability to realize such deferred tax assets the Company has recognized a full valuation allowance against them as of December 31, 2003.

5. RELATED PARTY TRANSACTIONS

Affiliate borrowings relate to loans from Abbey National Treasury Services plc ("ANTS") and totaled $8,247,000 at December 31, 2003 as follows. Excluded below is accrued interest payable of $1,190.

Secured	Unsecured	Interest Rate	Maturity date
$ -	$ 200,000	0.98%	January 2, 2004
4,750,000	-	1.00%	January 2, 2004
400,000	-	0.96%	January 2, 2004
397,000	-	0.98%	January 2, 2004
1,000,000	-	1.09%	January 5, 2004
1,000,000	-	1.10%	January 6, 2004
-	200,000	1.08%	January 16, 2004
-	300,000	1.08%	January 21, 2004
$ 7,547,000	$ 700,000		

The Company continued to transact securities borrowed and securities loaned transactions and repurchase agreement and reverse repurchase agreements with affiliates during 2003, including a non-cash fully collateralized securities borrowed transaction of $74,288. At December 31, 2003, the Company had securities loaned from affiliates totaling $4,769,503 and repurchase agreements with affiliates of $75,697.

The Company incurred expenses from affiliates for its employment costs, occupancy, equipment rental, communications, administrative services and other overhead, and to perform certain administrative services for the Company. Eligible employees of the Company are included in the benefit plans of certain affiliates, the cost of which is allocated to the Company. Payables to affiliates consist of amounts due for certain of the Company's expenses as described above. Management believes that transactions with affiliates have been consummated under terms and conditions comparable with those that would have been obtained if such transactions were incurred with unaffiliated entities.

6. SUBORDINATED BORROWING

The Company entered into a satisfactory subordinated loan agreement, pursuant to Appendix D of SEC Rule 15c3-1d, with ANTS effective January 2002. The subordinated loan agreement is for $90,000, bears interest at LIBOR plus 60 basis points (resets semi-annually) and had an original maturity date of January 13, 2004. In December 2003, the subordinated loan was extended to January 13, 2006. As of December 31, 2003, the interest rate was 1.71%.

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

7. STOCKHOLDER'S EQUITY

The Company's share capital comprises 45,300 authorized, issued and outstanding shares with a par value of $10.00 per share.

8. CONTINGENCY

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

9. RISK MANAGEMENT

The Company's risk management policies and related procedures are integrated with those of ANTS and other affiliates. In the normal course of business, the Company enters into reverse repurchase and repurchase agreements as well as transactions whereby securities are borrowed from and loaned to counterparties in an exchange for collateral. Credit risk occurs when the fair value of the underlying securities received falls below the collateral pledged by the Company or when the fair value of the securities delivered exceeds the collateral received by the Company.

The Company seeks to limit credit risk (as well as concentrations of credit risk) created in its business through the use of various control policies and procedures, including limits and monitoring procedures based in part upon the Company's review of the financial condition and credit ratings of its counterparties as well as through the use of master netting agreements. In addition, collateral arrangements with counterparties provide the Company, the right to liquidate collateral and the right to offset counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable including accrued interest, and requests additional or returns excess collateral, on a daily basis, to ensure such transactions are adequately collateralized. The Company's agreements with third parties specify its rights to request additional collateral.

The financial instruments which potentially subject the Company to concentrations of credit risk consist principally of receivables and payables arising from collateralized borrow and loan transactions, collateralized reverse repurchase and repurchase contracts, and proprietary ownership of commercial paper. The Company's counterparties that engage in collateralized transactions are principally broker-dealers, financial institutions and affiliated entities.

10. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Under Rule 15c3-1, the Company has elected to compute its net capital requirement in accordance with the "Alternative Net Capital Requirement," which specifies that net capital shall be at least the greater of $250 or 2% of aggregate debits, as defined. At December 31, 2003, the Company's regulatory net capital, as defined under such rules, was $119,200, which exceeded the minimum requirement by $118,950.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the Securities Exchange Commission.

* * * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2004

Abbey National Securities Inc.
400 Atlantic Street
Stamford, Connecticut 06901

In planning and performing our audit of the financial statements of Abbey National Securities Inc. (an indirect wholly-owned subsidiary of Abbey National plc)(the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 23, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP